

July 24, 2012

Via E-mail
Brian Magstadt
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

      Re: Simpson Manufacturing Co., Inc.
            Form 10-K for the Year Ended December 31, 2011
            Filed February 28, 2012
            Form 10-Q for the Period Ended March 31, 2012
            Filed May 8, 2012
            Response Dated July 18, 2012
            File No. 1-13429

Dear Mr. Magstadt:

      We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Critical Accounting Policies and Estimates, page 32
Goodwill Impairment Testing, page 33

1. We note your response to comment two from our letter dated June 26, 2012. Please clarify for us whether you historically considered Canada to be a separate reporting unit for your goodwill impairment testing during the periods presented in your filing. If not, please tell us how your goodwill impairment testing results would have differed for the periods presented if Canada were considered a separate reporting unit as of each testing date. Please also confirm that you will revise your future filings to better clarify how you determined your

reporting units for goodwill testing purposes and the factors you considered in aggregating your U.S. Components into a single reporting unit.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief